

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005076

No Act
PE 12/22/14

February 11, 2015

Kara L. MacCullough
Ryder System, Inc.
maccullougk@gtlaw.com

Re: Ryder System, Inc.
Incoming letter dated December 22, 2014

Dear Ms. MacCullough:

This is in response to your letter dated December 22, 2014 concerning the shareholder proposal submitted to Ryder by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 11, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ryder System, Inc.
Incoming letter dated December 22, 2014

The proposal requests that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Ryder may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Ryder's policies, practices and procedures compare favorably with the guidelines of the proposal and that Ryder has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Ryder omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Kara L. MacCullough
Tel 954-768-8255
Fax 954.765.1477
maccullough@gtlaw.com

December 22, 2014

Via EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Ryder System, Inc.
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We submit this letter on behalf of our client Ryder System, Inc., a Florida corporation (the "Company"), to inform you that the Company intends to omit from its proxy statement and form of proxy (together, the "2015 Proxy Materials") for its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal is captioned "Proposal 4 - Elect Each Director Annually" and states:

"RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. (Will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting)."

Copies of the Proposal, including the supporting statement, and related correspondence with the Proponent, are attached to this letter as Exhibit A.

Basis for Exclusion of the Proposal

As discussed more fully below, the Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Analysis

A. *Background*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). In cases where a company demonstrates that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983).

The Staff has repeatedly concluded that board action to submit declassification amendments for shareholder approval substantially implements a shareholder declassification proposal, and has permitted exclusion of such shareholder proposals from proxy materials. *See Visteon Corp.* (avail. Feb. 15, 2007); *Northrop Grumman Corp.* (avail. Mar. 22, 2005) (each allowing exclusion of a declassification shareholder proposal where the board directed the submission of a declassification amendment for shareholder approval). Notably, the Staff has also concurred in the exclusion of declassification proposals where the Company's time frame for implementation of declassification differed from that requested in the declassification shareholder proposal. *See Textron, Inc.* (avail. Jan. 21, 2010); *Del Monte Foods Co.* (avail. June 3, 2009) (each concurring with the exclusion of a declassification proposal with one-year implementation periods on substantial implementation grounds, despite the company's decision to declassify on a phased-in basis).

B. *Actions by the Company Have "Substantially Implemented" the Proposal*

At the Company's 2013 Annual Meeting of Shareholders, the Company's Board of Directors recommended, and the Company's shareholders approved, amendments to the Company's Restated Articles of Incorporation (the "Articles") and By-Laws to declassify the Board (the "Declassification Amendments"). The Declassification Amendments provide that all directors elected at or after the 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting") shall be elected on an annual basis. The Declassification Amendments do not affect the unexpired terms of directors elected to the board before the 2016 Annual Meeting. Accordingly, at the 2016 Annual Meeting, directors whose terms expire at that meeting will be elected to hold office for a term expiring at the 2017 Annual Meeting; at the 2017 Annual Meeting, directors whose terms expire at that meeting will be elected to hold office for a term expiring at the 2018 Annual Meeting; and at the 2018 Annual Meeting and at each annual meeting thereafter, all directors will be elected to hold office for a term expiring at the next annual meeting following their election.

The Proposal requests that the Company take the steps necessary to implement annual director elections, and prescribes that the unexpired terms of directors elected to the board at or prior to the annual meeting not be affected. If the Proposal were to receive approval of the shareholders at the 2015 Annual Meeting, the earliest that the amendment to the Articles could be presented to the Company's shareholders for approval would be the 2016 Annual Meeting. Consequently, the earliest that the Proponent's proposed declassification could begin to be implemented would be the 2016 Annual Meeting, which is the exact time at which the Articles and By-Laws provide for phasing in the annual election of directors. Under either scenario, the unexpired terms of directors elected at or prior to the 2016 Annual Meeting will not be affected.

Because the Company has already taken the steps necessary to declassify the Board, including amending its Articles and By-Laws to implement the declassification of directors, and because the earliest time the Proposal can properly be implemented coincides exactly with the Company's timetable for phasing in the declassification, the Company has substantially implemented the Proposal. Accordingly, the Proposal is moot and may be excluded from the 2015 Proxy Materials because the Proposal has been substantially implemented within the meaning of Rule 14a-8(i)(10).

Conclusion

On the basis of the foregoing, and without addressing or waiving any other possible grounds for exclusion, the Company respectfully requests that the Staff concur that it will not take any enforcement action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance with this matter, please do not hesitate to contact me at maccullougnk@gtlaw.com, (954) 768-8255.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Kara L. MacCullough, on behalf of the Company, at maccullougnk@gtlaw.com, and to the Proponent at ***FISMA & OMB Memorandum M-07-16***

Very truly yours,

/s/ Kara L. MacCullough
Kara L. MacCullough
Greenberg Traurig, P.A.

cc: Via EMAIL ***FISMA & OMB Memorandum M-07-16***
John Chevedden

FISMA & OMB Memorandum M-07-16

Via EMAIL (robert_fatovic@ryder.com)
Robert Fatovic
Executive Vice President, Chief Legal Officer and Corporate Secretary
Ryder System, Inc.

Via EMAIL (flora_perez@ryder.com)
Flora Perez
Deputy General Counsel
Ryder System, Inc.

EXHIBIT A

From: ***FISMA & OMB Memorandum M-07-16***
To: Bob Fatovic
Cc: Julie Azuaje
Subject: Rule 14a-8 Proposal (R)``
Date: Tuesday, October 07, 2014 1:34:58 PM
Attachments: CCE00000.pdf

Mr. Fatovic,
Please see the attached Rule 14a-8 Proposal intended as a low cost means to improve company performance.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Robert D. Fatovic
Corporate Secretary
Ryder System, Inc. (R)
11690 NW 105th St
Miami, FL 33178
Phone: 305 500-3726
Fax: 305-593-4731

Dear Mr. Fatovic,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden — October 7, 2014
Date

FISMA & OMB Memorandum M-07-16
Continuous company shareholder since 2011

cc: Julie Azuaje <Julie_Azuaje@ryder.com>
FX: 305-500-3198

[R: Rule 14a-8 Proposal, October 7, 2014]
Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. (Will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.)

This proposal topic won 79% support of all Ryder shares outstanding in 2013 – yet it failed to be adopted.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies declassified their boards in 2012 and 2013. The 79 companies whose boards were declassified had an aggregate market capitalization of one trillion dollars. Annual elections are widely viewed as a corporate governance best practice. Board declassification and annual elections could make directors more accountable, and thereby contribute to improved performance and increased company value.

The number of S&P 500 companies with classified boards declined by more than 67% from 2000 to 2012. From January 1, 2011 to June 30, 2012:

• More than 50 S&P 500 companies brought management proposals for annual election of each director to a vote at annual meetings • More than 50 shareholder proposals for annual election of each director passed at annual meetings of S&P 500 companies • The average yes-vote for shareholder proposals calling for annual election of each director exceeded 75%.

An added incentive to vote for this proposal is our Company's clearly improvable corporate governance as reported in 2014:

GMI Ratings, an independent investment research firm said Ryder did not split the roles of CEO and chairman, which may compromise our board's independence from current management interests. Also 4 board members had served for more than a decade which can negatively impact their independence. Unvested equity pay does not lapse upon CEO employment termination. Six directors did not even own trivial stock including our lead director Follin Smith. Meanwhile shareholders had a potential 10% stock dilution. Overboarded director Hansel Tookes was on our audit and nomination committees.

GMI said as a trucking company, Ryder operates in an industry associated with workplace safety and environmental concerns. However, the board had not established a committee responsible for these issues. Our company had also not identified specific enviromnental impact reduction targets.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4.

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(1)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Julie A. Azuaje
Assistant General Counsel


Ryder
Logistics & Transportation
Solutions Worldwide

October 9, 2014

VIA EMAIL to ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal dated October 7, 2014

Dear Mr. Chevedden:

We acknowledge receipt of your letter dated October 7, 2014, in which you request that Ryder System, Inc. include a shareholder proposal in its 2015 proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934. A copy of your letter and proposal is attached. We want to remind you that you are required to provide proof of share ownership in connection with your proposal and give you the opportunity to provide the required proof of ownership.

Under Rule 14a-8(b), to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. A copy of Rule 14a-8 is attached for your reference.

You did not include the required proof of ownership when you.submitted your proposal. Because your name does not appear in the Company's records as a registered shareholder, you must prove your eligibility to submit a proposal by submitting to the Company a written statement by the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

In accordance with Rule 14a-8(f), in order to be eligible to submit the proposal, the required proof of ownership must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Sincerely,

Julie Azuaje

Julie Azuaje

c: Robert Sanchez
Bob Fatovic
Flora Perez

[Attachments]

11690 NW 105 Street, Miami, FL 33178-1103
Tel 305 500 4969 Fax 305 500 3198
julie_azuaje@ryder.com
www.ryder.com

From: ***FISMA & OMB Memorandum M-07-16***
To: Bob Fatovic
Cc: Julie Azuaje
Subject: Rule 14a-8 Proposal (R)``
Date: Tuesday, October 07, 2014 1:34:58 PM
Attachments: CCE00000.pdf

Mr. Fatovic,
Please see the attached Rule 14a-8 Proposal intended as a low cost means to improve company performance.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Robert D. Fatovic
Corporate Secretary
Ryder System, Inc. (R)
11690 NW 105th St
Miami, FL 33178
Phone: 305 500-3726
Fax: 305-593-4731

Dear Mr. Fatovic,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden
FISMA & OMB Memorandum M-07-16
Continuous company shareholder since 2011

October 7, 2014
Date

cc: Julie Azuaje <Julie_Azuaje@ryder.com>
FX: 305-500-3198

[R: Rule 14a-8 Proposal, October 7, 2014]

Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. (Will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.)

This proposal topic won 79% support of all Ryder shares outstanding in 2013 – yet it failed to be adopted.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies declassified their boards in 2012 and 2013. The 79 companies whose boards were declassified had an aggregate market capitalization of one trillion dollars. Annual elections are widely viewed as a corporate governance best practice. Board declassification and annual elections could make directors more accountable, and thereby contribute to improved performance and increased company value.

The number of S&P 500 companies with classified boards declined by more than 67% from 2000 to 2012. From January I, 2011 to June 30, 2012:

• More than 50 S&P 500 companies brought management proposals for annual election of each director to a vote at annual meetings • More than 50 shareholder proposals for annual election of each director passed at annual meetings of S&P 500 companies • The average yes-vote for shareholder proposals calling for annual election of each director exceeded 75%.

An added incentive to vote for this proposal is our Company's clearly improvable corporate governance as reported in 2014:

GMI Ratings, an independent investment research firm said Ryder did not split the roles of CEO and chairman, which may compromise our board's independence from current management interests. Also 4 board members had served for more than a decade which can negatively impact their independence. Unvested equity pay does not lapse upon CEO employment termination. Six directors did not even own trivial stock including our lead director Follin Smith. Meanwhile shareholders had a potential 10% stock dilution. Overboarded director Hansel Tookes was on our audit and nomination committees.

GMI said as a trucking company, Ryder operates in an industry associated with workplace safety and environmental concerns. However, the board had not established a committee responsible for these issues. Our company had also not identified specific environmental impact reduction targets.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4.

Notes:
John Chevedden ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a- 8(1)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Personal Investing

P.O.Box 770001
Cincinnati, OH 45277-0045



Post-it® Fax Note 7671	Date 10-13-14	# of pages ▸
To Julie Azuaje	From John Chevedden	
Co./Debt.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 305-500-3198	Fax #	

R

October 13, 2014

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares each of Capital One Financial Corporation (CUSIP: 14040H105, trading symbol: COF), Edison International (CUSIP: 271020107, trading symbol: EIX), Honeywell International, Inc. (CUSIP: 438516106, trading symbol: HON), Paccar, Inc. (CUSIP: 693718108, trading symbol: PCAR) and Ryder System, Inc. (CUSIP: 783549108, trading symbol: R) since July 1, 2013.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W392315-10 OCT 14

Fidelity Brokerage Services LLC, Member NYSE, SIPC